UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDERTHE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41981

LOBO EV TECHNOLOGIES LTD.

(Registrant’s Name)

Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
Xinwu District, Wuxi, Jiangsu
People’s Republic of China, 214111
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information Contained in this Form 6-K Report

On July 14, 2025, Ms. Ye Ren (“Ms. Ren”) resigned as our independent director of the Board of Directors (the “Board”), the chairwoman of the compensation committee and as a member of the audit and nominating and governance committees of the Lobo EV Technologies Ltd. (the “Company”), effective from July 14, 2025. On July 15, 2025, Dr. Yan Lu (“Dr. Lu”) was appointed as an independent director of the Board to fill the vacancy left by Ms. Ren’s resignation.

Prior to joining the Company, Dr. Lu has over 20 years’ combined academic, industry, and consulting experience. Dr. Lu has been a member of the Department of Finance, College of Business at the University of Central Florida since August 2015. Since March 2025, Dr. Lu has served as a Professor of Finance in the College of Business at the University of Central Florida. From July 2020 to March 2025, Dr. Lu served as the Associate Professor of Finance in the College of Business at the University of Central Florida. Dr. Lu also served as the Assistant Professor of Finance in the College of Business at the University of Central Florida from August 2015 to July 2020. Prior to her academic career, Dr. Lu was a financial consultant of Butler Plaza Inc. from September 2010 to May 2011. From September 2004 to May 2009, Dr. Lu also worked as a senior management officer at Kwah Group. Dr. Lu received her Bachelor of Engineering in 2004 from Tongji University. Dr. Lu then obtained her Master of Science in Real Estate in 2010, Master of Business Administration in Finance Concentration in 2012, and Ph.D in Finance in 2015 from University of Florida.

Dr. Lu has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Dr. Lu had, or will have, a direct or indirect material interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lobo EV Technologies Ltd.

Date: July 15, 2025	By:	/s/ Huajian Xu
	Name:	Huajian Xu
	Title:	Chief Executive Officer